                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-23355

                     SUPPLEMENT NO. 12 DATED OCTOBER 29, 1998
                       TO PROSPECTUS DATED JUNE 13, 1997
                   RELATING TO $98,000,000 PRINCIPAL AMOUNT
                6% CONVERTIBLE SUBORDINATED NOTES DUE 2003 AND
        4,286,964 SHARES OF COMMON STOCK, $0.01 PAR VALUE PER SHARE, OF
                           OFFSHORE LOGISTICS, INC.


     All capitalized terms used but not defined herein shall have the meanings prescribed in the Prospectus dated June 13, 1997, forming a part of the Registration Statement on Form S-3, File No. 333-23355. Any cross references in this Supplement refer to portions of the Prospectus.

     The purpose of this supplement is to provide additional information regarding the Selling Securityholders. In addition to the Selling Securityholders named in the Prospectus or any previously filed Supplement thereto, the following table sets forth the name of an additional Selling Securityholder and relationship, if any, with the Company and (i) the amount of Notes owned by such additional Selling Securityholder as of October 29, 1998 (subject to the qualification set forth below), (ii) the maximum amount of Notes which may be offered for the account of such Selling Securityholder as of October 29, 1998, and (iii) the maximum amount of Common Stock which may be offered for the account of such Selling Securityholder under the Prospectus.

                                                           PRINCIPAL
                                           PRINCIPAL       AMOUNT OF       COMMON STOCK     COMMON STOCK
NAME OF SELLING                            AMOUNT OF     NOTES OFFERED    OWNED PRIOR TO       OFFERED
SECURITYHOLDER                            NOTES OWNED        HEREBY        OFFERING (1)      HEREBY (2)
Credit Suisse First Boston Corporation    $1,000,000       $1,000,000       43,744            43,744

__________________

(1) Comprises the 43,744 shares of Common Stock into which the Notes held by such Selling Securityholder are convertible at the initial conversion rate. The Conversion Price and the number of shares of Common Stock issuable upon conversion of the Notes are subject to adjustment under certain circumstances. See "Description of Notes - Conversion Rights." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time.

(2) Assumes conversion into Common Stock of the full amount of Notes held by such Selling Securityholder at the initial conversion price and the offering of such shares by such Selling Securityholder pursuant to the Registration Statement of which the Prospectus forms a part. The
     Conversion Price and the number of shares of Common Stock issuable upon conversion of the Notes are subject to adjustment under certain circumstances. See "Description of Notes - Conversion Rights." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the Notes; rather, cash will be paid in lieu of fractional shares, if any.

     Because the Selling Securityholder may, pursuant to this Prospectus, offer all or some portion of the Notes it presently holds, no estimate can be given as to the amount of the Notes that will be held by such Selling Securityholder upon termination of any such sales. In addition, such Selling Securityholder identified above may have sold, transferred or otherwise disposed of all or a portion of its Notes since the date on which it provided the information regarding its Notes, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

     The Company may from time to time, in accordance with the Registration Rights Agreement, include additional Selling Securityholders in future supplements to the Prospectus.